UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
June 16, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑            Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                     )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                     )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                         No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: June 16, 2009

16 June 2009
LGL – Ballarat Update
Lihir Gold Ltd (LGL) gold production for the first five months of 2009 totalled 510,000 ozs, and the company remains on track for full year production of between 1.04 million and 1.2 million ozs.
To the end of May the three primary assets performed well with Lihir Island producing 389,000 ozs, Bonikro in Cote d’Ivoire 70,000 ozs and Mt Rawdon 44,000 ozs for the period.
At Ballarat, the company in April announced a streamlining of operations following mixed results from early mining in the southern and central zones of the goldfield and the ongoing review commenced earlier in the year. Following completion of the ventilation infrastructure at the end of 2008 and the refinement of mining strategies, the company resumed development work to enable access to larger anticipated ore zones located in the northern areas of the mine. Progress to the north is continuing to plan and is expected to be well advanced by the end of the year. This should enhance understanding of the long term production capability of the mine.
In the meantime, the ongoing reassessment of the project has led to a reduction in estimated production in the current year to approximately 20,000 ozs. Longer term annual production at Ballarat is now anticipated to be in the range of 80,000 – 100,000 ozs and is dependant on a successful drilling and development program in the northern zone.
Consequently, the company will take an impairment charge against earnings in the forthcoming half-year results in the range of US$250-350 million after tax (at today’s exchange rate), to reduce the book value of the net operating assets of the Ballarat project. As noted in the 2008 audited annual accounts, the net operating assets stood at US$457 million as at 31 December 2008.
The precise impairment charge to be brought to account as at 30 June 2009 is subject to internal and external review and the exchange rate at that time.
For further information:
Joe Dowling
GM Corporate Affairs
07 3318 3308
Joel Forwood
Manager Investor Relations
07 3318 3331